January 27, 2003

To the Securityholders of Fording Inc.

For the past several months, your Board of Directors has been working on your behalf to unlock the value within Fording and deliver that value to you. We have followed a process in which your interests have been paramount and we have made sure that you were fully informed at each stage.

We are now presenting you with the seventh value-enhancing proposal to emerge from this process. It is a new Plan of Arrangement resulting from a new combination agreement among Fording, Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan and Sherritt International Corporation.

The New Arrangement will result in the conversion of Fording into the Fording Canadian Coal Trust — a structure which we believe greatly improves shareholder value. Following completion of the New Arrangement, the Trust will own an operating company which, in turn, will hold Fording’s Industrial Minerals Operations and a majority interest in the Fording Coal Partnership.

The major changes in the New Arrangement over the previous transactions are the addition to the Partnership of metallurgical coal assets from the Luscar/ CONSOL joint ventures, the sale of Fording’s Prairie Operations to generate cash for shareholders, and the issuance of units to Sherritt, Teachers and Luscar/ CONSOL in exchange for their metallurgical coal assets and significant cash payments. The Partnership will be the world’s second largest metallurgical coal producer, and with the addition of Luscar/ CONSOL’s metallurgical coal assets, will be capable of producing more than 25 million tonnes annually.

Fording shareholders will receive $1.05 billion in total for their shares as well as units constituting 45.5% of the units of the Fording Canadian Coal Trust.

In short, under the New Arrangement, Fording shareholders will receive much more cash and a continuing interest in a larger, stronger, more globally competitive metallurgical coal producer. We believe it provides the best possible immediate benefits and the best long-term value for shareholders.

Fording’s Board of Directors has determined that the

New Arrangement is fair to securityholders and
is in the best interests of the Corporation and its securityholders

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE

FOR

THE NEW ARRANGEMENT

The reasons for the Board’s recommendation are detailed in the enclosed Third Supplement. They include:

Improved Terms of the Arrangement

Under the New Arrangement, shareholders will receive, in exchange for their common shares of Fording:

•	$35 in cash per share, subject to pro ration, to a maximum of $1.05 billion; or

•	one unit per share, subject to pro ration, up to 21.4 million units of the Fording Canadian Coal Trust (including units issued to OTPP in connection with its existing shareholding in Fording and assuming exercise of all outstanding options); or

•	a combination of cash and units.

If all shareholders (other than OTPP) elect to receive all cash or all units, pro ration will mean each share will be exchanged for approximately $21.75 in cash and 0.379 of a unit.

Improved Shareholder Benefits

•	Significantly more cash than was available under any previous proposal and, before pro ration, more than the highest-ever trading price for Fording shares.

•	Units in a Trust that will be the world’s second largest producer of metallurgical coal, and that by combining the metallurgical coal operations of Fording, Teck and Luscar/CONSOL, will be capable of producing more than 25 tonnes annually and greatly increased sales.

•	Estimated annual synergies in excess of $75 million through the combination of metallurgical coal assets when fully realized.

•	Under the New Arrangement, independent governance and unitholder protections will be established at both the Trust and operating company level.

In the opinion of the Corporation’s financial advisors, RBC Capital Markets, the New Arrangement is fair, from a financial point of view, to shareholders. RBC Capital Markets has also advised that the consideration under the New Arrangement is superior from a financial perspective to what was available under both the previously proposed Plans of Arrangement and under the various offers from Sherritt Coal Acquisition Inc.

This value-enhancing process is not yet complete. For you to receive the benefits of the New Arrangement, it must be approved both at the Special Meeting of Securityholders to be held on February 19, 2003 and by the Court of Queen’s Bench of Alberta, which is responsible for overseeing the Plan of Arrangement.

Your Board believes the New Arrangement deserves your support. To complete this process and capture the value in Fording, we need you to vote FOR the New Arrangement using the attached NEW WHITE proxy or voting instruction form, and to make your choice between the unit and cash alternatives.

We encourage you to read the voting and election instructions on the following pages and call the numbers listed there for any further information you may need.

We urge you to act now to help create the Fording Canadian Coal Trust.

Yours very truly,

Richard F. Haskayne, O.C., F.C.A. Chairman	James G. Gardiner President and Chief Executive Officer

HOW TO ENSURE YOUR VOTE COUNTS

The Special Meeting of Fording Securityholders will be held at The Hyatt Regency Hotel Calgary, Imperial Rooms 5/7, 700 Centre Street South, Calgary, Alberta on Wednesday, February 19, 2003 at 2:00 p.m. (Mountain Standard Time).

We urge you to vote FOR the New Arrangement TODAY by voting the enclosed NEW WHITE proxy or new voting instruction form in accordance with the instructions provided.

All previously delivered pink, white, orange, green, blue and yellow proxies are NULL AND VOID. You must submit a NEW WHITE proxy or new voting instruction form in order to vote your Common Shares.

VOTING INSTRUCTIONS

Registered Shareholders and Optionholders

To be represented at the Special Meeting, Registered Shareholders and Optionholders must either:

Attend the meeting in person; or

Sign, date and return the enclosed NEW WHITE form of proxy, or such other proper form of proxy prepared specifically for use at the meeting:

•	by mail (a pre-paid, pre-addressed return envelope is enclosed), by hand or by courier to the address listed on your form of proxy;

•	by toll free fax to 1-866-249-7775 (Canada and U.S.) or direct dial to 416-263-9524 (International)

•	by toll free telephone to 1-866-207-5352 (Canada and U.S.) or direct dial to 1-312-360-5352 (International) (enter the Holder Account Number and Proxy Access Number from your form of proxy)

•	using the Internet at www.computershare.com/ca/proxy (enter the Holder Account Number and Proxy Access Number from your form of proxy)

prior to 2:00 p.m. (Mountain Standard Time) on Tuesday, February 18, 2003.

Non-Registered Shareholders

Non-Registered Shareholders will receive a NEW WHITE proxy or voting instruction form from their brokers or intermediaries on how to vote by mail, fax, telephone or using the Internet.

It is important that you follow the instructions as soon as possible and in any event well in advance of the deadline on Tuesday, February 18, 2003 at 2:00 p.m. (Mountain Standard Time) or such earlier date as specified in your voting instruction form provided by your broker or their agent.

ELECTION PROCEDURES

You will receive only units for your Common Shares (subject to pro ration) unless you elect to receive cash or a combination of cash and units. To elect cash or a combination of cash and units, your GREEN election form must be completed and received before 2:00 p.m. (Mountain Standard Time) on February 18, 2003. Any prior election forms you have previously submitted are null and void.

Your GREEN election form must be delivered by mail, fax or courier in accordance with the instructions on the form. Once delivered, your election is irrevocable.

Do not submit your Fording share certificate(s) with the GREEN election form. In order to receive consideration under the New Arrangement, you must continue to hold your shares until the proceeds date. The proceeds date is expected to be the second trading day following the effective time of the New Arrangement. Following the proceeds date, Fording’s common share certificates will not represent any value.

SMALL NON-BOARD LOT HOLDER RETENTION OF INTEREST PROCEDURES

If you are a Registered Shareholder and own 20 Common Shares or less and you would like to receive units as consideration under the New Arrangement, you must complete and deliver the enclosed Small Non-Board Holder Retention of Interest Form in accordance with the instructions on such form.

If you do not deliver a Small Non-Board Lot Holder Retention of Interest Form you will receive an amount in cash equal to the trading price for the Common Shares during the period preceding the effective date of the New Arrangement.

The Small Non-Board Lot Holder Retention of Interest Form must be received before 2:00 p.m. (Mountain Standard Time) on Tuesday, February 18, 2003. If you have previously submitted a Small Non-Board Lot Holder Retention of Interest Form, your form will be honoured and you need not take any further action.

Should you have any questions about voting, please contact Georgeson Shareholder Communications Canada, toll free, at 1-866-254-7864 for service in English or 1-866-258-7293 for service in French.